UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                                 Orthovita, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    68750U102
                  --------------------------------------------
                                 (CUSIP Number)


                                February 24, 2004
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 68750U102                SCHEDULE 13G          PAGE   2  OF   5  PAGES

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1       NAME OF REPORTING PERSONS./I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        (Entities Only).

        Mr. Steven Derby
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
        (See Instructions)
                                                                    (b) [ ]
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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                5.   SOLE VOTING POWER          0
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6.   SHARED VOTING POWER        1,944,160(1)
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       7.   SOLE DISPOSITIVE POWER     0
PERSON
WITH            ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER   1,944,160

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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,944,160
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]
       (See Instructions)


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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.9%
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12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Mr. Steven Derby shares dispositive power of 1,240,392 shares of common stock of the Issuer in his capacity as the sole managing member of SDS Management, LLC, the investment manager of SDS Capital Group SPC, Ltd. Mr. Steven Derby shares dispositive power of 697,101 shares of common stock of the Issuer in his capacity as a managing member of Baystar Capital Management, LLC, the general partner of Baystar Capital II, L.P. Mr. Steven Derby also individually holds 6,667 shares of common stock of the Issuer.

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CUSIP NO. 68750U102                SCHEDULE 13G          PAGE   3  OF   5  PAGES

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ITEM 1(a).        NAME OF ISSUER:

                  Orthovita, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  45 Great Valley Parkway
                  Malvern, Pennsylvania 19355

ITEM 2(a).        NAME OF PERSON FILING.
ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
ITEM 2(c).        CITIZENSHIP.

                  Mr. Steven Derby
                  53 Forest Avenue, 2nd Floor
                  Old Greenwich, CT 06870
                  United States citizen

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.01 per share

ITEM 2(e).        CUSIP NUMBER:

                  68750U102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

ITEM 4.           OWNERSHIP.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of February 24, 2004:

                  (a) Amount beneficially owned: 1,944,160 shares of Common Stock (1)

                  (b)      Percent of Class: 4.9%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

                           (ii)     shared power to vote or direct the vote:
                                    1,944,160

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0


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CUSIP NO. 68750U102                SCHEDULE 13G          PAGE   4  OF   5  PAGES

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                           (iv)     shared power to dispose or direct the
                                    disposition of: 1,944,160

         (1) Mr. Steven Derby shares dispositive power of 1,240,392 shares of common stock of the Issuer in his capacity as the sole managing member of SDS Management, LLC, the investment manager of SDS Capital Group SPC, Ltd. Mr. Steven Derby shares dispositive power of 697,101 shares of common stock of the Issuer in his capacity as a managing member of Baystar Capital Management, LLC, the general partner of Baystar Capital II, L.P. Mr. Steven Derby also individually holds 6,667 shares of common stock of the Issuer.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10.          CERTIFICATION.

                  Certification pursuant to Rule 13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 68750U102                SCHEDULE 13G          PAGE   5  OF   5  PAGES

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: March 4, 2004

                                             /s/ Steven Derby
                                             ----------------------------
                                                     Steven Derby